SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/9A

Under the Securities Exchange Act of 1934 (Amendment No. 9)*

Sanuwave Health, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

80303D 107

(CUSIP Number)

David N. Nemelka

732 N. Main Street

Springville, UT 84663

(801) 361-4746

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box. G.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80303D 107

1	Names of Reporting Persons David N. Nemelka
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) _____ (b) _____
3	SEC Use Only
4	Source of Funds (See Instructions) PF and OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) .
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,048,510
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,048,510
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,048,510
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ G
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person (See Instructions) IN

ITEM 1.

Security and Issuer

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) relates to the shares of common stock, par value $0.001 (the “Common Stock”), of Sanuwave Health, Inc., a Nevada corporation (the “Issuer”).  Amendment No. 9 is being filed by David N. Nemelka (the “Reporting Person” or “Mr. Nemelka”) to amend and supplement the Items set forth below of the Reporting Person’s Schedule 13D filed with the Securities and Exchange Commission on October 20, 2010, as amended by Amendment No. 1 thereto filed on November 16, 2010, Amendment No. 2 thereto filed on November 26, 2010, Amendment No. 3 thereto filed on December 7, 2010, Amendment No. 4 thereto filed on April 12, 2011, Amendment No. 5 thereto filed on May 3, 2011, Amendment No. 6 thereto filed on January 19, 2012, Amendment No. 7 thereto filed on December 27, 2012 and Amendment No. 8 thereto filed on January 14, 2013.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 3

Source of Funds

As previously reported in Amendment No. 7 hereto, on November 27, 2012, the Reporting Person entered into a subscription agreement (the “Subscription Agreement”) with the Issuer whereby the Reporting Person agreed to purchase 4,000,000 shares of Common Stock at a purchase price of $0.25 per share for an aggregate purchase price of $1,000,000.  The purchase price was payable as follows: (i) Fifty Thousand Dollars ($50,000) on or before January 31, 2013; (ii) Fifty Thousand Dollars ($50,000) on or before February 15, 2013; and (iii) the balance of Nine Hundred Thousand Dollars ($900,000) on or before May 27, 2014.  The Reporting Person previously paid the subscription amounts due in January and February, 2013 and was issued 400,000 shares of the Issuer’s common stock.  Pursuant to a Loan and Security Agreement dated as of May 23, 2014 between the Reporting Person and Linley Ltd. (the “Holder”), the Reporting Person borrowed $1,000,000 from the Holder (the “Loan”) to pay the $900,000 subscription payment due May 27, 2014.  The Loan is evidenced by a $1,000,000 secured promissory note from the Reporting Person to the Holder (the “Secured Note”), which is due on or before February 23, 2015.  The Secured Note is secured by 3,700,000 shares of the Reporting Person’s Common Stock.  As consideration for the Loan, the Reporting Person granted the Holder a profit sharing interest in the 3,700,000 shares of Common Stock and agreed to pay all profit from the sale of such shares to the Holder until such time as the Holder has received $200,000 (the “Profit Sharing Interest”).  In addition, the Reporting Person transferred and delivered to the Holder 500,000 shares of Common Stock as interest on the Loan.  In the event the Reporting Person should fail to pay the Secured Note or the Profit Sharing Interest when due, the Holder could acquire investment and dispositive power with respect to some or all of the 3,700,000 shares of Common Stock pledged as collateral for the Loan.  The Reporting Person, Linley and a third party escrow agent (the “Escrow Agent”), entered into an escrow agreement pursuant to which the Escrow Agent agreed to hold 3,700,000 shares of Common Stock pledged as collateral for the Secured Note and to deliver such shares to the Reporting Person upon the timely payment of the Loan and Profit Sharing Amount or to deliver the shares to the Holder if the Reporting Person should fail to pay the Loan and Profit Sharing Amount on or before February 23, 2015.

ITEM 4.

Purpose of Transaction

The Reporting Person acquired the Issuer’s Common Stock for investment purposes.  In pursuing such investment purposes, the Reporting Person may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at such times, and in such manner, as he deems advisable to benefit from changes in market prices of the Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer.  To evaluate such alternatives, the Reporting Person will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Person and other investment considerations.  The Reporting Person may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, investment and financing professionals, sources of credit and other investors.  Such factors and discussions may materially affect, and result in, the Reporting Person modifying his ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.  As reported herein, the Reporting Person may be deemed to be the beneficial owner of warrants to acquire additional shares of Common Stock.  The Reporting Person may elect to exercise some or all of the common stock purchase warrants based on various factors including the market price for the Common Stock, the respective exercise prices of the warrants, the respective expiration dates of the warrants and the factors discussed above with respect to the Reporting Person’s evaluation of alternatives.  Except as discussed above, the Reporting Person currently has no plans to engage in the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to his investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by him, in the public market or privately negotiated transactions.  The Reporting Person may at any time reconsider and change his plans or proposals relating to the foregoing.

ITEM 5.

Interest in Securities of the Issuer

(a)

As of the date hereof, the Reporting Person is the beneficial owner of 5,048,510 shares of Common Stock, representing approximately 9.9% of the Issuer’s outstanding Common Stock based on the 46,966,519 shares of Common Stock outstanding as of May 11, 2014 as reported in the Issuer’s Form 10-Q for the fiscal quarter ended March 31, 2014.  In calculating the Reporting Person’s ownership percentage, shares of Common Stock which are subject to options, warrants, call agreements and other rights to purchase, exercisable within 60 days, have been treated as outstanding shares.  The shares of Common Stock beneficially owned by the Reporting Person consist of the following: (i) 605,000 shares held of record by McKinley Capital, Inc. Roth 401(k) Plan over which the Reporting Person acts as trustee;  (ii) 4,000,000 shares held directly by the Reporting Person; (iii) Class A Warrants held by the Reporting Person to purchase 66,755 shares at a price of $4.00 per share at any time on or before September 25, 2014; (iv) Class B Warrants held by the Reporting Person to purchase 66,755 shares at a price of $8.00 per share at any time on or before September 25, 2014; and (v) Class E Warrants held by the Reporting Person to purchase up to 310,000 shares of Common Stock at an exercise price of $4.00 per share at any time on or before April 11, 2016.

(b)

Number of shares of Common Stock as to which the Reporting Person has:

(i)

Sole power to vote or direct the vote:

  5,048,510

(ii)

Shared power to vote or direct the vote:  0

(iii)

Sole power to dispose or direct the disposition:  5,048,510

(iv)

Shared power to dispose or direct the disposition:  0

(c)

The following constitute all transactions with respect to the Common Stock effected by the Reporting Person during the past sixty days:

(i)

On May 27, 2014, the Reporting Person acquired 3,600,000 shares of the Issuer’s common stock from the Issuer at a purchase price of $0.25 per share pursuant to the Subscription Agreement.

(ii)

On May 27, 2014, the Reporting Person transferred 500,000 shares of the Issuer’s Common Stock to the Holder as the payment of interest on the Secured Note.

(iii)

On May 27, 2014, the Reporting Person acquired 200,000 shares of the Issuer’s Common Stock in a private transaction at a price of $0.40 per share.

(iv)

On May 28, 2014, the Reporting Person acquired 300,000 shares of the Issuer’s Common Stock in a private transaction at a price of $0.45 per share payable within 60 days.

(d)

Except as described herein and in Item 3 hereof, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s common stock described in subparagraph (a) above.

(e)

Not applicable.

ITEM 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Items 3, 4 and 5 above is incorporated herein by reference.

Other than as described in Items 3, 4 and 5 hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

ITEM 7.

Material to be Filed as Exhibits

Exhibit 1

Loan and Security Agreement between the Reporting Person and the Holder dated as of May 23, 2014.

Exhibit 2

Escrow Agreement among the Reporting Person, the Holder and the Escrow Agent, dated as of May 23, 2014.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2014

/s/ David N. Nemelka

David N. Nemelka

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